SEC Mail Processing Section
MAR 04 2014
Washington DC
405

14040173

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO Capital Markets GKST Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 South LaSalle Street, 37th Floor West
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 East Randloph Street, Suite 5500	Chicago	IL	60603
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Lee Corrigan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO Capital Markets GKST Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Sheri L. Tomasello
Notary Public, State of Illinois
My Commission Expires March 14, 2015

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMO CAPITAL MARKETS GKST INC.

(A Wholly Owned Subsidiary of BMO Financial Corp.)

Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

BMO CAPITAL MARKETS GKST INC.
(A Wholly Owned Subsidiary of BMO Financial Corp.)

Table of Contents

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Capital Markets GKST Inc.:

We have audited the accompanying statement of financial condition of BMO Capital Markets GKST Inc., a wholly owned subsidiary of BMO Financial Corp., as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BMO Capital Markets GKST Inc. as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 28, 2014

BMO CAPITAL MARKETS GKST, INC.
(A Wholly Owned Subsidiary of BMO Financial Corp.)

Statement of Financial Condition

December 31, 2013

(In thousands, except share data)

Assets		
Cash	$	1,445
Cash segregated under federal and other regulations		10
Securities purchased under agreement to resell, at fair value		28,472
Receivable from brokers, dealers, and clearing organization		5,664
Receivable from customers		246
Securities owned, at fair value		107,185
Accrued interest receivable		715
Receivable from affiliates		1,636
Net deferred tax assets		12,916
Goodwill		2,100
Office furnishings and equipment, at cost, less accumulated depreciation of $36		258
Accrued taxes receivable		5,618
Cash surrender value of Company owned life insurance policies		7,337
Other assets		6,838
Total assets	$	180,440
Liabilities and Stockholders' Equity		
Liabilities:		
Short-term bank loan payable	$	60,000
Payable to brokers, dealers, and clearing organization		5,653
Payable to customers		522
Securities sold, not yet purchased, at fair value		26,318
Accrued interest payable		160
Payable to affiliates		1,194
Accrued compensation		10,737
Accounts payable and other liabilities		1,006
Total liabilities		105,590
Commitments, contingencies, and guarantees:		
Subordinated borrowings		50,000
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 100,000 shares; issued and outstanding 144 shares		1
Accumulated other comprehensive loss		(646)
Additional paid-in capital		21,380
Retained earnings		4,115
Total stockholder's equity		24,850
Total liabilities and stockholder's equity	$	180,440

See accompanying notes to statement of financial condition.

(1) Description of Company

BMO Capital Markets GKST Inc. (the Company) is a wholly owned subsidiary of BMO Financial Corp. (BFC or the Parent), which is a wholly owned subsidiary of Bank of Montreal (BMO), a Canadian company. The Company is a Chicago-based, full-service, fixed-income broker/dealer specializing in debt securities, investment strategies, and related services specifically selected and designed to meet the needs of financial institutions, other portfolio managers, and individual investors. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation. The Company is actively involved in both the primary and secondary debt securities markets. With offices in Chicago, New York City, San Francisco, Milwaukee, and Fort Lauderdale, the Company serves clients throughout the country.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP.).

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Cash

Cash includes funds held in the Company's bank accounts for firm operating activities as well as in a "special reserve bank account for the exclusive benefit of customers" in accordance with Rule 15c3-3 of the SEC.

(d) Securities Owned

State, municipal, U.S. government and government-sponsored entity, mortgage-backed, and corporate debt obligations are purchased for trading activities and are carried at fair value. Fair value generally represents publicly quoted values or amounts that approximate quoted values for securities of comparable credit quality, maturity, and interest rate.

(e) Collateralized Agreements

Transactions involving securities purchased under agreement to resell (reverse repurchase agreements or reverse repos) or securities sold under agreement to repurchase (repurchase agreements or repos) are accounted for as collateralized agreements or financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under

resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Reverse repos and repos are carried at contract value. Interest on such contracts is accrued and is included in the statement of financial condition in receivables from and payable to brokers, dealers, and clearing organizations. As of December 31, 2013, the fair market value of assets received as collateral on agreements to resell is $26,318.

(f) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on a trade-date basis. Profit and loss arising from all securities and derivatives transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis. Amounts receivable and payable to brokers, dealers, and clearing organization consist of securities failed to deliver, securities failed to receive, and amounts receivable or payable from trades pending settlement. Customer receivables and payables consist primarily of securities transactions that did not settle on the original settlement date.

(g) Derivatives

In the normal course of business, the Company uses exchange-traded futures and options to meet its hedging needs by reducing its exposure to interest rate risk in connection with its trading activities. These derivative financial instruments include futures contracts and options on futures contracts. The clearing organization acts as a counterparty to the specific transactions and bears the risk of delivery to and from counterparties to specific positions. All contracts are valued at market, and cash settlement is made on a daily basis for market movements. At December 31, 2013, the Company did not carry any open futures or option contracts. A futures contract is an agreement between two parties to buy and sell a financial instrument at a set price on a future date. Upon entering into such a contract, the Company is required to pledge to the broker an amount of cash or securities equal to the minimum "initial margin" requirements of the relevant exchange. Pursuant to the contracts, the Company agrees to receive from or pay to the broker an amount of cash or securities equal to the daily fluctuation in the value of the contracts. Such receipts or payments are known as "variation margin" and are recorded by the Company as unrealized appreciation or depreciation. When the contracts are closed, the Company records a realized gain or loss equal to the difference between the value of the contracts at the time they were opened and the value at the time they were closed. Any unrealized appreciation or depreciation recorded is simultaneously reversed. The use of futures transactions involves the risk of an imperfect correlation in the movements in the price of futures contracts, interest rates and the underlying hedged assets, and the possible inability or unwillingness of counterparties to meet the terms of the contracts.

(h) Accounting for Income Taxes

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax basis of assets and liabilities, are computed using currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates or law is recognized as income or expense in the period including the enactment date.

The Company files separate state tax returns in certain states and is included in combined state tax returns with other affiliates in other states.

Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact the Company's financial position or the Company's results of operations.

(i) Goodwill and Intangible Assets

Goodwill is not amortized but is evaluated annually for impairment or more frequently should events occur that would indicate impairment has occurred. The Company concluded there is no impairment with respect to goodwill in 2013. At December 31, 2013, the goodwill balance was $2,100.

Intangible assets consist of the purchase of the former M&I municipal bond trading desk from an affiliate in the amount of $2,806. The intangible asset is being amortized on a five-year double declining amortization method and the carrying value was $1,403 at December 31, 2013.

(j) Other Assets

Other assets include cash surrender value of life insurance policies on key officers, good faith deposits on underwriting bids, and prepaid assets. The Company has purchased life insurance coverage for certain officers. The one-time premiums paid for the policies, which coincide with the initial cash surrender value, are recorded as assets on the statement of financial condition.

(k) Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the statement of financial condition.

(l) Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*, in December 2011. The standard information about financial instruments and derivative instruments that may be offset or are subject to an enforceable master netting arrangement or similar agreement. In January 2013, the FASB issued ASU 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*, which specified the financial instruments subject to the requirements of ASU 2011-11. The Company adopted ASU 2011-11 in 2013. The standard impacts presentation only and did not have an impact on the Company's financial position or results of operations.

(3) Fair Value Measurements

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, are used to measure fair value. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are reviewed for consistency with U.S. GAAP.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset of liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

Fair Value Measurements on a Recurring Basis

December 31, 2013

(In thousands)

	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash segregated under federal and other regulations	$ 1,455	—	—	1,455
Securities owned:				
U.S. government and agency	—	10,559	—	10,559
Municipal	—	87,726	—	87,726
Corporate and other debt	—	8,900	—	8,900
Totals	$ 1,455	107,185	—	108,640

(Continued)

Fair Value Measurements on a Recurring Basis

December 31, 2013

(In thousands)

	Level 1	Level 2	Level 3	Total
Liabilities:				
Securities sold, not yet purchased:				
U.S. government and agency	$ 26,318	—	—	26,318
Totals	$ 26,318	—	—	26,318

There were no transfers between levels during 2013.

(4) Concentrations of Credit Risk

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(5) Guarantees

U.S. GAAP requires the Company to disclose information about its obligations under certain guarantee arrangements, and defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest rate, foreign exchange rate, security, or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

(a) Derivative Contracts

Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under U.S. GAAP, include futures contracts. Because the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

The maximum potential payout for certain derivative contracts, such as written interest rate caps and written foreign currency options, cannot be estimated as increases in interest or foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of futures payments that the Company could be required to make under certain derivative contracts, the notional amount of the contract has been disclosed.

(Continued)

The Company records derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to the derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions.

(b) Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by breach of those representations and warranties. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

(6) Cash Segregated under Federal Regulation

Cash of $10 has been segregated in a special reserve bank account for the benefit of customers pursuant to Securities and Exchange Commission Rule 15c3-3 (Rule 15c3-3).

(7) Benefit Plans

The Company is a participating entity in a noncontributory defined-benefit pension plan sponsored by BMO Harris Bank N.A., a wholly owned subsidiary of BFC. The plan's benefit formula is an account-based formula, which is based upon eligible pay, age, and length of service. The policy for the plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Security Act of 1974 (ERISA).

The Company is a participating entity in a 401(k) defined-contribution plan sponsored by BMO Harris Bank N.A. that is available to virtually all employees, and makes a matching contribution based on the amount of eligible employee contributions.

The Company, in accordance with ASC Topic 715, *Compensation Retirement Benefits*, recognizes the funded status of its pension and postretirement benefit plans in its statement of financial condition. It recognizes an asset for a plan's overfunded status or a liability for a plan's underfunded status, with a

corresponding offset, net of taxes recorded in accumulated other comprehensive income within stockholder's equity. The funded status is measured as the difference between the plan assets at fair value and the benefit obligation.

The Company is a participating entity in the postretirement medical plan sponsored by BMO Harris Bank N.A., which provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. The participating entities have elected to defer the accumulated postretirement benefit obligation and amortize it on a straight-line basis over 20 years. At December 31, 2013, there is no longer an unrecognized transition obligation for all entities participating in the plan. The total postretirement payable of the Company was $19 as of December 31, 2013 and is included in accounts payable and other liabilities in the statement of financial condition.

(8) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

The Company clears its transactions through The Bank of New York and the Depository Trust Company. The resulting receivables from and payables to relate to transactions conducted through the clearing brokers.

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2013, consist of the following:

		Receivable	Payable
Securities failed-to-deliver/receive	$	—	60
Receivables from/payable to brokers, dealers, and clearing organizations		5,664	5,593
	$	5,664	5,653

(9) Short-Term Bank Loan Payable

Short-term borrowings are generally used to finance securities inventories and to facilitate the securities settlement process. The level of these borrowings fluctuates daily, and at times significantly, depending on market activity. The Company has a $300,000 credit facility with BMO at December 31, 2013. As of December 31, 2013, $60,000 was drawn at an interest rate of 0.5427%.

(10) Subordinated Borrowings

Liabilities subordinated to claims of general creditors, payable to BFC, consist of the following as of December 31, 2013:

Due March 14, 2015, 90-day LIBOR + 0.75%	$	20,000
Due June 30, 2014, 90-day LIBOR + 0.35%		10,000
Due August 30, 2016, 90-day LIBOR + 0.80%		20,000
	$	50,000

(Continued)

The 90-day London Interbank Offered Rate (LIBOR) as of December 31, 2013 was 0.2466%. These borrowings are covered by agreements approved by FINRA and, therefore, are available in computing net capital under SEC Rule 15c3-1. Prepayment or payment upon maturity is subject to the approval of FINRA. Repayment of this indebtedness is not permitted if, after repayment, the Company would fail to meet its regulatory capital requirements.

(11) Income Taxes

The Company's federal taxable loss is included in a federal consolidated tax return with BFC and its eligible subsidiaries (consolidated group). The Company files separate state tax returns in certain states and is included in combined state tax returns with other affiliates in other states.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2013 are presented below:

Deferred tax assets:		
Amortizable intangibles	$	3,463
Deferred compensation		1,838
Employee benefit plans		1,817
Federal tax loss carryforward		5,245
State tax loss carryforward		2,170
Other		1,011
Deferred tax assets		15,544
Valuation allowance		(2,983)
Deferred tax assets, net		12,561
Tax effect of fair value adjustment for minimum pension liability recorded to stockholders' equity		355
Net deferred tax assets	$	12,916

A valuation allowance of $2,983 exists at December 31, 2013 to offset deferred tax assets related to all of the Company's state tax loss carryforwards and some of the Company's state deferred tax assets. The valuation allowance increased by $1,574 in 2013 due to an increase in the state net operating losses of separately filed returns and valuation allowances established on certain deferred tax assets. Based upon the consolidated group's available tax planning strategies and expectations as to future taxable income, management believes that the realization of the deferred tax asset, with the exception of certain state deferred tax assets and state loss carryforwards, is more likely than not at December 31, 2013.

Federal tax loss carryforwards at December 31, 2013 of approximately $14,985 will expire in varying amounts in the years 2030 through 2032.

State tax loss carryforwards at December 31, 2013 of approximately $124,773 will expire in varying amounts in the years 2025 through 2033.

(Continued)

At December 31, 2013, the Company had no unrecognized tax benefits. Interest and penalties related to unrecognized tax benefits are recognized as income tax expense by the Company.

The Company joins in filing consolidated federal and state income tax returns with its Parent, BFC. At December 31, 2013, the Company has an outstanding receivable from BFC of $5,618 related to income taxes recorded in the statement of financial condition. The Company is not subject to examination by federal or state taxing authorities for tax years prior to 2009.

(12) Commitments

In the normal course of business, the Company enters into when-issued, delayed-delivery, and underwriting commitments. At December 31, 2013, when-issued commitments represent a net short position with a par value of $5,200, market value of $5,350, and no underwriting commitments. In management's opinion, these transactions will settle without material effect on the financial position of the Company. Approximate annual minimum rentals at December 31, 2013, under lease agreements for office space, some of which provide for escalation charges based on increases in property taxes and other operating costs, were as follows, assuming the same charges for property taxes and other operating costs as of the Company's most recent fiscal year:

Years ending December 31:		
2014	$	1,271
2015		1,271
	$	2,542

(13) Net Capital

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (15c3-1 or Net Capital). The Company elects to compute its Net Capital requirement under the alternative Net Capital method, which provides that the Company's minimum Net Capital must be equal to the greater of $250 or 2% of aggregate debit items, as defined. At December 31, 2013, the Company had Net Capital of $38,964, which was 16,017% of aggregate debit items and $38,714 in excess of required Net Capital.

(14) Transactions with Affiliates

The Company has reverse repurchase agreements with affiliates of $28,472 as of December 31, 2013.

The Company has a short-term borrowing with BMO of $60,000 as of December 31, 2013.

The Company has a clearing agreement for certain transactions in place with an affiliate. This generated a receivable of $370 that is included as receivable from brokers, dealers, and clearing organization as of December 31, 2013.

The Company has entered into servicing agreements with affiliates for the sharing of certain personnel, support services, and other costs. The Company has entered into technical service agreements with BMO providing for the sharing of certain personnel, support services, and other costs.

(Continued)

The Company maintained a balance of approximately $1,148 of cash at BMO Harris Bank N.A. as of December 31, 2013.

(15) Subsequent Events

Management has evaluated all subsequent events for the Company after the statement of financial condition date through February 28, 2014, the date the statement of financial condition was available to be issued, and has concluded there are no recognized or nonrecognized events that require financial statement disclosure.